August 10, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes

Re:	NovaBay Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-140714)

Dear Ms. Hayes:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 17, 2007 (the “SEC Comment Letter”) regarding Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-140714) filed by NovaBay Pharmaceuticals, Inc. (the “Registration Statement”). Concurrently herewith, NovaBay Pharmaceuticals, Inc. (the “Company”) is filing with the Commission Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The changes made in Amendment No. 5 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the responses correspond to the pages of Amendment No. 5 unless indicated otherwise. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 5.

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General

1. We note that you have amended your confidential treatment request to include the license agreement with KCI International. Please note, comments relating to the confidential treatment request will be sent under separate cover.

Response: The Company acknowledges the Staff’s comment and looks forward to working with the Staff regarding the matter.

Securities and Exchange Commission

August 10, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock Based Compensation, page 39

2. We are considering your revised disclosure in response to prior comments one and two. Please address the following:

(a) Please explain to us why the use of the current-value allocation method in your valuations is appropriate. It appears that the use of the current-value allocation method is appropriate in only limited circumstances. Such as when a liquidity event in the form of an acquisition or dissolution of the enterprise is imminent and expectations about the future of the enterprise as a going concern are virtually irrelevant or when the enterprise is at such an early stage of development that (i) no material progress has been made on the enterprise’s business plan, (ii) no significant common equity value has been created in the business above the liquidation preference on the preferred stock, and (iii) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future.

(b) Marshall & Stevens used an income approach to estimate the fair value of your common stock. Please tell us the specific assumptions used for your clinical success rates, projects costs, and projected sales used to estimate your future cash flows. Please explain to us how the assumptions used in the valuation are reasonable at your state of development

(c) You disclose the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. However you have not disclosed an estimated IPO price in your filing. If you do not have an estimated offering price in your next filing we are deferring an evaluation of stock-based compensation until your estimated offering price is specified.

Response:

Response to 2(a)

After further evaluation of the relevant guidance, the Company agrees that a different allocation method may be more appropriate given its stage of development and specific set of circumstances. Accordingly, the Company has recalculated the allocation of value for each valuation date using the option pricing allocation method prescribed by the AICPA. Applying this method yielded the following results:

Securities and Exchange Commission

August 10, 2007

Date of Grant	Fair Value per Common Share		Difference	Impact on Option Valuation
	Current-Value Method	Option Pricing Method
May-July 2006	$0.85	$0.78	$(0.07)	N/A
September 2006	$1.00	$0.96	$(0.04)	N/A
January 2007	$1.14	$1.16	$0.02	$8,000

In both of the 2006 valuations, the fair value of the common stock calculated under the option pricing allocation method was lower than the value determined using the current-value allocation method, which the Company believes further validates the original value as determined by the Company’s Board of Directors. For the January 2007 valuation, the fair value of the common stock was $0.02 higher using the option pricing method than had been determined using the current-value method. If the Company had utilized the higher fair value calculated using the Company’s option pricing method, this would have resulted in an increase of $8,000 in the aggregate calculated value of the option awards. Given the immaterial impact of changing the allocation method, the Company believes that the fair value of $1.14, as established by its Board of Directors for the January 2007 grant date, was reasonable and consistent with the underlying supporting data. Nevertheless, in order to comply with the AICPA guidance, the Company has updated its disclosures in the Registration Statement to reflect the use of the option pricing allocation method for the purpose of allocating value to the common stock.

Response to 2(b)

Marshall & Stevens used the following assumptions to estimate the Company’s future cash flows:

Clinical Success Rates

The Company’s clinical success rate assumptions were derived from a combination of (i) the Company’s subjective judgments as to the risks associated with reaching the clinical endpoints and (ii) the historical probabilities of success for anti-infective products as reported by CMR International Limited.

A summary of the clinical success rates used for each indication is provided below:

Indication	Pre-Clinical	Phase I	Phase II	Phase III	Approval
Internal
Pre-surgical nasal preparation	—	20%	60%	70%	80%
Central venous catheter	10%	20%	N/A	67%	85%
Urinary tract catheter	15%	50%	N/A	N/A	80%

Securities and Exchange Commission

August 10, 2007

Indication	Pre-Clinical	Phase I	Phase II	Phase III	Approval
Partnered
Eye infections (Alcon)	15%	20%	N/A	67%	90%
Ear infections (Alcon)	15%	15%	N/A	67%	90%
Sinus infections (Alcon)	10%	20%	N/A	67%	90%
Wound care (partnered)	10%	N/A	10%	N/A	90%
Dermatology (partnered)	10%	N/A	50%	N/A	90%

Note: With respect to the Company’s “Internal” programs, “N/A” indicates that there was no specific assessment made at these stages because the Company did not believe there was an adequate basis for changing the probability, due to the high predictability of earlier data. In the case of “Partnered” programs, “N/A” indicates that no probability was assessed as no milestone payment was expected to be associated with that phase of development.

Projected Costs

Projected costs for the Company’s internal indications included amounts for clinical studies, manufacturing and marketing, and FDA fees. A brief description of the methodology used to estimate each of these costs is provided below:

Clinical Studies: Clinical cost estimates for the earlier indications (i.e., pre-surgical nasal preparation and urinary tract catheter indications) were obtained from various clinical research organizations, and the estimates for the other indications were generated by the Company’s clinical staff. These cost estimates were based in large part upon the proposed regulatory strategy and duration of dosing for the indication. In all cases, the ultimate program size was determined in line with the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) guidelines.

Manufacturing and Marketing: Manufacturing and marketing costs were estimated based upon a fixed percentage of product sales. The Company based this percentage on published data from other public companies engaged in similar manufacturing and marketing activities with products sold into the hospital marketplace. The manufacturing and marketing cost percentage that the Company used ranged from 53% to 65% for its internal indications.

FDA Fees: FDA fees were based upon the published FDA fee schedules corresponding to the type of filing.

The Company did not include any cost estimates for its partnered indications because the Company assumed that these programs would be fully funded by its partner.

In addition to the program-specific costs, the Company also included an estimate for general overhead costs. To derive this estimate, the Company applied growth assumptions to the Company’s current run rate that aligned with the scope and timing of the Company’s established corporate initiatives. This amount was offset in part by projected research and development cost reimbursements from the Company’s collaboration partners.

Securities and Exchange Commission

August 10, 2007

Projected Sales

For the internal, non-partnered indications, there are currently no comparable products in the marketplace. Therefore, product sales estimates were based upon identified patient populations and the potential market penetration of these populations. Additionally, the Company considered the pricing assumptions appropriate to a hospital setting through consultation with hospital pharmacists. In general, the primary analysis was done for the U.S. market and the sales in other advanced markets were estimated based on the ratios of the market size for all pharmaceutical sales as reported by IMS Health Incorporated, the leading source of pharmaceutical sales information. The timing of launches was estimated based upon the planned clinical programs and the additional regulatory delays incurred outside the U.S. In general, European launches were anticipated to be a year after those forecasted for the U.S., and Japanese launches were forecasted to occur one year after Europe. No sales estimates were included for markets outside of North America, Europe and Japan because the contribution from such other markets is expected to be very small.

For the partnered indications under the Alcon agreement, the cash flows from milestone payments were based upon the contractual terms under the collaboration agreement with Alcon. For the cash flows from royalty payments, the underlying product sales estimates were based upon extensive market analysis performed by an independent outside consultant, which was conducted prior to the Company entering into the agreement to assist the Company’s Board of Directors in evaluating the agreement.

For the other partnered indications, milestone cash flows were based upon a review of deals of similar size and type as reported on the database maintained by Recombinant Capital, a consulting firm specializing in biotechnology alliances. The product sales underlying the royalty cash flows were based upon current estimates of market size and market share build-up.

The Company believes that the assumptions used in this valuation were reasonable for a company at its stage of development because more precise estimates that might be derived from in-depth market research would not be relevant until more specific advantages of the products are identified in Phase III clinical programs.

Response to 2(c)

The Company has included the price range for the offering in Amendment No. 5 which is being filed concurrently herewith.

Securities and Exchange Commission

August 10, 2007

Financial Statements

Notes to Financial Statements

Note 8. Stockholders’ Equity

Stock Option Plans, page F-18

3. Consistent with your disclosure in MD&A, please revise your disclosure to clarify that the Board of Directors determined the fair value of your common stock in January 2007.

Response: In accordance with the Staff’s comment, the Company has revised the disclosure on page F-21 to indicate that its Board of Directors determined the fair value of the common stock for the January 2007 option grants.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

/S/ J.R. KANG

J.R. Kang